Exhibit 3.2

AMENDMENT NO. 1

TO THE BYLAWS

OF

PENDRELL CORPORATION

A new Article IX is added to the Bylaws of Pendrell Corporation as follows:

“ARTICLE IX – CLAIMS AGAINST THE COMPANY

Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the State of Washington located in King County, Washington shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Washington Business Corporation Act, these Articles of Incorporation, or the Corporation’s Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants in any such action or proceeding.”

The effective date of the foregoing amendment is June 17, 2015.

PENDRELL CORPORATION

By:	/s/ Timothy M. Dozois
Timothy M. Dozois, Corporate Counsel and Corporate Secretary